SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              (Amendment No. 16)(1)

                      GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
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                                (Name of Issuer)

                          COMMON STOCK, $.25 PAR VALUE
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                         (Title of Class of Securities)

                                   379-335-102
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                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 16, 1999
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             (Date of Event Which Requires Filing of This Statement)

  (1) If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

               Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                               (Page 1 of 5 Pages)

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     (1) The  remainder  of this cover page shall be filled out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

               The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  379 335 102                  13D        Page 2 of 5 Pages
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================================================================================
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   WHX CORPORATION (E.I.N.: 13-3768097)
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      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) /X/
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      3         SEC USE ONLY

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      4         SOURCE OF FUNDS*
                      WC
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      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
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      6         CITIZENSHIP OR PLACE OR ORGANIZATION

                       DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF          7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                     -0-
  OWNED BY
    EACH        ----------------------------------------------------------------
  REPORTING
 PERSON WITH
                     8     SHARED VOTING POWER

                                 1,953,100(2)
                ----------------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                                 -0-
                ----------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                                 1,953,100(2)
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                     1,953,100(2)
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                                      / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.8%  (See Item 5)
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                     HC and CO
================================================================================


(2) By virtue of the fact that Wheeling-Pittsburgh Capital Corp. is a wholly-owned subsidiary of WHX Corporation, WHX Corporation is deemed to share voting and dispositive power with Wheeling-Pittsburgh Capital Corp.

-----------------------------------               ------------------------------
CUSIP No.  379 335 102                  13D        Page 3 of 5 Pages
-----------------------------------               ------------------------------

================================================================================
       1        NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                        WHEELING-PITTSBURGH CAPITAL CORP. (E.I.N.: 13-3723443)
--------------------------------------------------------------------------------
       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
       3        SEC USE ONLY

--------------------------------------------------------------------------------
       4        SOURCE OF FUNDS*
                      AF
--------------------------------------------------------------------------------
       5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
       6        CITIZENSHIP OR PLACE OR ORGANIZATION

                      DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF        7     SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   -0-
   OWNED BY
     EACH       ----------------------------------------------------------------
   REPORTING
  PERSON WITH
                    8     SHARED VOTING POWER

                                1,953,100(2)
                ----------------------------------------------------------------
                    9     SOLE DISPOSITIVE POWER

                                -0-
                ----------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                                1,953,100(2)
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                     1,953,100(2)
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                                      / /
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.8%  (See Item 5)
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

--------

  (2) By virtue of the fact that Wheeling-Pittsburgh Capital Corp. is a wholly-owned subsidiary of WHX Corporation, WHX Corporation is deemed to share voting and dispositive power with Wheeling-Pittsburgh Capital Corp.

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CUSIP No.  379 335 102                  13D        Page 4 of 5 Pages
-----------------------------------               ------------------------------


         This Amendment No. 16 to the statement on Schedule 13D filed on behalf of WHX Corporation and Wheeling-Pittsburgh Capital Corp. (the "Reporting Persons") on October 5, 1998 (as previously amended, the "Schedule 13D") relates to the common stock of Global Industrial Technologies, Inc. (the "Issuer"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

Item 4.           Purpose of Transaction.

        Item 4 is hereby amended and supplemented by adding the following thereto:

                  As reported in their original Schedule 13D, the Reporting Persons acquired the Shares as an investment, both because of their interest in pursuing investments in complementary or well- situated industrial enterprises, and because of their belief that the Shares were an attractive investment opportunity due to the recent sharp decline in stock market prices. In light of the Issuer's recent announcement of a proposed merger with RHI AG, an Austrian stock corporation, pursuant to an Agreement and Plan of Merger dated July 12, 1999, the Reporting Persons currently plan to dispose of all or a portion of the Shares. The Reporting Persons have not yet made a determination as to whether to tender their Shares to RHI AG in connection with the tender offer disclosed in the Schedule 14D-1, dated July 16, 1999, sell such Shares in the open market or otherwise, or hold such Shares. The Reporting Persons reserve all such rights with respect to the foregoing.

Item 5.  Interest in Securities of the Issuer.

         Items 5(a) and (c) are hereby amended to read as follows::

         (a) As reported in its Quarterly Report on Form 10-Q/A for the period ended March 31, 1999, the Issuer had 22,303,022 shares of Common Stock outstanding on May 14, 1999. The Reporting Persons beneficially own an aggregate of 1,953,100 Shares, representing approximately 8.8% of the outstanding shares of Common Stock.

         (c) The following table sets forth the transactions in Shares in the last 60 days by WPCC. Unless otherwise indicated, all such transactions took place on the NYSE.


Shares of Common Stock Sold      Sales Price Per Share           Date of Sale
---------------------------      ---------------------           ------------

          220,700                        $12.125                 July 16, 1999




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CUSIP No.  379 335 102                  13D        Page 5 of 5 Pages
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                                   SIGNATURES


         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment is true, complete and correct.


Dated: July 20, 1999                       WHX CORPORATION


                                           By: /s/ Stewart E. Tabin,
                                               ---------------------------------
                                               Stewart E. Tabin,
                                               Assistant Treasurer


                                           WHEELING-PITTSBURGH CAPITAL CORP.


                                           By: /s/ Stewart E. Tabin,
                                               ---------------------------------
                                               Stewart E. Tabin,
                                               Vice President